

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 5, 2023

Scott McKinney
Chief Financial Officer
Tiptree Inc.
660 Steamboat Road
Greenwich, Connecticut 06830

> **Re: Tiptree Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2022 Filed March 8, 2023**
> **Response Filed November 30, 2023**
> **File No. 001-33549**

Dear Scott McKinney:

We have reviewed your November 30, 2023 response to our comment letter and have the following comment.

Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our November 15, 2023 letter.

Form 10-K for Fiscal Year Ended December 31, 2022

Market Opportunity, page 15

1. Please refer to prior comment 2. Based on the premium equivalents term used for this metric, it's use, and its disclosure related to descriptions of revenue, deferred revenue and revenue trends in your December 31, 2022, Form 10-K, it appears that including amounts that will not be recognized as revenue based on the terms of the contract as premium equivalents is potentially misleading. Therefore, please revise future filings to not include these amounts as premium equivalents, revise prior period amounts to conform to the new measurement and provide appropriate disclosure that discusses the change in calculation. Refer to SEC Release 34-88094 for guidance.

Please contact Michael Volley at 202-551-3437 or Amit Pande at 202-551-3423 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Finance